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                                                                 SEC FILE NUMBER
                                                                    000-29245
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   Form 10-K   Form 20-F   Form 11-K    |X| Form 10-Q    Form N-SAR

For Period Ended: September 30, 2008

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -REGISTRANT INFORMATION

Air Industries Group, Inc.
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Full Name of Registrant:

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

1479 N. Clinton Avenue
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City, State and Zip Code

Bay Shore, NY 11706

PART II - Rules 12b-25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

Air Industries Group, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 due to a delay in completing the financial statements required to be included therein, and the review procedures related thereto, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Peter D. Rettaliata                 631                           968-5000
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      (Name)                     (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s. |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

                           Air Industries Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008


By /s/ Peter D. Rettaliata
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   President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

             Attachment to Form 12b-25 of Air Industries Group, Inc.
                        Quarter Ended September 30, 2008

The Company experienced a net loss of $8,894,000 for the nine months ended September 30, 2008 as compared to net income of $645,000 for the comparable nine month period of 2007 due to;

      1. The decision to discontinue the operations of its Sigma Metals subsidiary. Net loss before income taxes at Sigma for the nine months ended September 30, 2008 was approximately $ (7,712,000) including a charge for the write-off of goodwill in the amount of $1,550,000, and the write-off of intangible assets in the amount of $3,329,000. Additionally a reserve for bad debt in the amount of $1,200,000 taken for all receivables exceeding 90 days due to the discontinuance of operations. Net income for the period April 16, 2007 to September 30, 2007 was approximately $ 209,000.
      2. The decision to cease efforts to acquire Blair Industries, Inc. and its affiliated companies ("Blair-HSM"), as a result of which we expensed approximately $838,000 in previously capitalized costs relating to the acquisition and $350,000 for possible expenses associated with a confession of judgment we delivered to the shareholders of Blair-HSM to secure our agreement to reimburse them for certain expenses incurred in connection with the acquisition.
      3. A decline of approximately $582,000 in the Company's consolidated net sales from continuing operations for the three months ended September 30, 2008 as a result of a continuing lack of liquidity.